Exhibit 6

June 30, 2015

Dear Warrantholder:

The records of North American Palladium Ltd. (the “Company”) indicate that you are the holder (a “Warrantholder”) of outstanding common share purchase warrants (“Warrants”) of the Company issued pursuant to the warrant indenture dated April 11, 2014.

The purpose of this letter is to advise you that the Company and BCP III NAP L.P. by its administrative general partner, Brookfield Capital Partners Ltd. (“Brookfield”) have entered into a recapitalization agreement (the “Recapitalization Agreement”) with respect to the restructuring of the capital structure of the Company. The recapitalization transaction will be effected by way of a statutory plan of arrangement pursuant to Section 192 of the Canada Business Corporations Act (the “Arrangement”).

Pursuant to the Arrangement, among other things, each outstanding Warrant held by a Warrantholder at the effective time of the Arrangement will be transferred to the Company without any action on behalf of the respective Warrantholders, free and clear of all liens, charges, encumbrances and any other rights of others, and such Warrant will be cancelled by the Company without payment of any consideration.

Subject to obtaining court approval and satisfying all other conditions to closing, including obtaining the approval of the Company’s shareholders and debentureholders, it is anticipated that the Arrangement will be completed in August 2015. To the extent that you wish to exercise your Warrants in accordance with their terms and acquire common shares in the capital of the Company, the Arrangement does not prohibit Warrantholders from doing so prior to the effective time of the Arrangement.

For your informational purposes, this letter is accompanied by the notice of meeting of the Company’s debentureholders, the notice of annual and special meeting of the Company’s shareholders and the management information circular of the Company dated June 30, 2015, which contains further detailed information about the Arrangement.

The above-noted steps will occur automatically as part of the Arrangement, and no action is required on the part of Warrantholders.

Yours very truly,

/s/ Phil du Toit
Phil du Toit
President and Chief Executive Officer
North American Palladium Ltd.